Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX BOLD MOVE IN DIGITAL INNOVATION

CREATES A UNIQUE COMPETITIVE ADVANTAGE

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Working Smarter, CEMEX’s most ambitious undertaking to adopt digital technologies to date, creates a new competitive advantage through higher value-added services, a novel operative model, and fast innovation.

•	The initiative focuses on digitizing mission-critical business services in its finance, customer support, human resources, and information technology operations.

•	CEMEX will leverage the collective R&D investment of leading service suppliers to accelerate access to the latest innovations.

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Expected benefits include a step-level improvement in global service delivery, increased focus of employees on value-added initiatives and the establishment of the new ways of working through a redesigned operating model.

MONTERREY, MEXICO. FEBRUARY 8, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX” or the “Company”) announced today material progress in its Working Smarter digital transformation initiative, through which the Company is leveraging a combination of digital technologies, operative models, and innovation from leading service suppliers to reshape its business management services. Working Smarter is a pillar in CEMEX’s digital strategy alongside CEMEX Go, the industry’s first digital global platform.

Working Smarter will capture current and future opportunities to enhance business management services worldwide. Services range from finance and accounting back office, information technology, and human resources to commercial back- and middle-office services. The initiative brings all worldwide locations together into a unified CEMEX experience, supported by data analytics, artificial intelligence, and cognitive technologies to enrich the employee experience.

“Our digital strategy has already brought us very close relationships with our customers, as evidenced by our record-high Net Promoter Score index of 68 for 2021”, said Fernando A. González, CEO of CEMEX. “Working Smarter takes us one step further as the digital leader of the construction materials industry, not only in customer experience, but now also in our business management processes.”

As part of this initiative, CEMEX redesigned its shared services operating model, implementing virtual delivery centers that leverage a remote workforce, tapping into high quality talent pools independent of their location. Remote work is made possible by CEMEX’s advanced collaboration and service management platforms protected by strong cybersecurity.

To accelerate innovation, CEMEX has signed separate multi-year contracts that range from 5 to 7 years that in the aggregate total US$500 million with six leading service providers in the fields of finance and accounting, information technology, and human resources, replacing current expenditures with the new suppliers’ services at an optimized cost, effectively continuing to reduce the Company’s operating expenses. Our partners and their contributions are:

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IBM brings increased agility and flexibility to CEMEX’s finance and accounting operations as well as in its back-office commercial services. IBM will combine the use of multiple global delivery centers with increased automation, advanced analytics, and applied cognitive technologies. It will also provide advanced IT security services and technology to help secure CEMEX digital infrastructure and strengthen the company’s cyber resilience.

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HCL Technologies together with NEORIS, a digital accelerator subsidiary of CEMEX, enable end-to-end transformation in the Business and IT, leveraging hybrid cloud platforms and strengthening CEMEX’s application landscape with state-of-the-art automation for enhanced service levels.

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Axians will enable CEMEX with end-to-end network management and transformation services, including the global deployment of SD-WAN technology to add routing intelligence, resilience, and flexibility to support the network-intensive environment of interconnected real-time operations.

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Tata Consultancy Services, with its advanced HR platforms, analytics, and automation services, provide digital workplace solutions and collaboration frameworks to enhance the employee and workforce experience.

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ServiceNow’s market-leading digital transformation platform enables CEMEX to seamlessly orchestrate service delivery between both internal and external service delivery organizations, reducing processing times and providing employees with a superior digital experience.

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Avasant, a digital and sourcing strategy firm, is taking responsibility for ongoing management of the partner relationships with its January 2022 acquisition of CEMEX’s global vendor management operations in Monterrey, Mexico.

In planning and carrying out the Working Smarter initiative, CEMEX also partnered with Avasant to select and establish the relationships with the strategic service providers.

CEMEX expects to announce additional strategic relationships in upcoming months to expand the current scope and complete the deployment of its digital strategy. The Company estimates that the combination of these next-generation service contracts and its internal delivery transformation should materially contribute towards the US$100 million annual savings goal the Company has set once implementation is complete.

“Beyond the deeply transformational impact to how we manage our business and the competitive advantage it creates for the Company, the Working Smarter initiative will be very accretive, with an expected four-fold return on investment”, said Maher Al-Haffar, CFO of CEMEX.

The Working Smarter initiative and CEMEX’s digital strategy continue to unfold. In the coming months, CEMEX will communicate additional details on its digital transformation journey.

About CEMEX

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

About IBM

IBM is a leading global hybrid cloud and AI, and business services provider. We help clients in more than 175 countries capitalize on insights from their data, streamline business processes, reduce costs and gain the competitive edge in their industries. Nearly 3,000 government and corporate entities in critical infrastructure areas such as financial services, telecommunications and healthcare rely on IBM’s hybrid cloud platform and Red Hat OpenShift to affect their digital transformations quickly, efficiently and securely. IBM’s breakthrough innovations in AI, quantum computing, industry-specific cloud solutions and business services deliver open and flexible options to our clients. All of this is backed by IBM’s legendary commitment to trust, transparency, responsibility, inclusivity and service.

Visit www.ibm.com for more information.

About HCL Technologies

HCL Technologies (HCL) empowers global enterprises with technology for the next decade, today. HCL’s Mode 1- 2-3 strategy, based on its deep-domain industry expertise, customer-centricity and entrepreneurial culture of Ideapreneurship™, enables businesses to transform into next-gen enterprises. HCL offers its services and products through three business units: IT and Business Services (ITBS), Engineering and R&D Services (ERS) and Products & Platforms (P&P). ITBS enables global enterprises to transform their businesses through offerings in the areas of applications, infrastructure, digital process operations and next generational digital transformation solutions. ERS offers engineering services and solutions in all aspects of product development and platform engineering. P&P provides modernized software products to global clients for their technology and industry specific requirements. Through its cutting-edge co-innovation labs, global delivery capabilities and broad global network, HCL delivers holistic services in various industry verticals, categorized as Financial Services, Manufacturing, Technology & Services, Telecom & Media, Retail & CPG, Life Sciences & Healthcare and Public Services. As a leading global technology company, HCL takes pride in its diversity, social responsibility, sustainability, and education initiatives. For the 12 months ended December 31, 2021, HCL had consolidated revenue of US$11.18 billion. Its 198,000 ideapreneurs operate out of 52 countries. For more information, visit www.hcltech.com

About NEORIS

NEORIS is a leading global digital accelerator that co-creates disruptive solutions for companies that digitally aspire to increase their connections with customers, employees and stakeholders. The company is made of creative teams with technical experience and deep knowledge of their sectors. Headquartered in Miami, Florida, NEORIS has a network of global delivery centers, design studios, and operations in the United States, Europe, Latin America and India. More information is available at www.NEORIS.com, LinkedIn, and Twitter.

About Axians

Axians, leader in integration services around ICT for VINCI Energies Spain, has a successful 27-year track record as the leading integrator around ICT in the Spanish market and one of the 5 largest integrators worldwide. With its incorporation into the VINCI Energies Spain group, Axians plays a differential role in the Digital Transformation scenario, with unified solutions in the Energy and Industry markets and in the lines of innovation linked to IoT, Industry 4.0 and Smart Cities. Axians currently has a turnover of 2,500 million euros, more than 11,000 employees and a presence in 23 countries.

About Tata Consultancy Services (TCS)

Tata Consultancy Services is an IT services, consulting and business solutions organization that has been partnering with many of the world’s largest businesses in their transformation journeys for over 50 years. TCS offers a consulting-led, cognitive powered, integrated portfolio of business, technology and engineering services and solutions. This is delivered through its unique Location Independent Agile™ delivery model, recognized as a benchmark of excellence in software development. A part of the Tata group, India’s largest multinational business group, TCS has over 556,000 of the world’s best-trained consultants in 46 countries. The company generated consolidated revenues of US $22.2 billion in the fiscal year ended March 31, 2021 and is listed on the BSE (formerly Bombay Stock Exchange) and the NSE (National Stock Exchange) in India. TCS’ proactive stance on climate change and award-winning work with communities across the world have earned it a place in leading sustainability indices such as the MSCI Global Sustainability Index and the FTSE4Good Emerging Index. For more information, visit www.tcs.com

About ServiceNow

ServiceNow (NYSE: NOW) is the fastest-growing enterprise cloud software company in the world above $1 billion. Founded in 2004 with the goal of making work easier for people, ServiceNow is making the world of work, work better for people. Our cloud-based platform and solutions deliver digital workflows that create great experiences and unlock productivity for more than 6,200 enterprise customers worldwide, including approximately 80% of the Fortune 500. For more information, visit www.servicenow.com

About Avasant

Avasant is a leading management consulting firm focused on translating the power of technology into realizable business strategies for the world’s largest corporations. Specializing in digital and IT transformation, sourcing advisory, global strategy, and governance services, Avasant prides itself on delivering high-value engagements through industry-focused innovation and flexible client-based solutions.

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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